1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 30, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2020/10/30	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Third Quarter of 2020

TAIPEI, Taiwan, R.O.C. Oct 30, 2020 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2020. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Third Quarter 2020 Financial Highlights

-	Total revenue increased by 2.6% to NT$ 52.17 billion.
-	Mobile communications revenue decreased by 8.5% to NT$ 21.63 billion.
-	Internet revenue increased by 1.2% to NT$ 7.46 billion.
-	Domestic fixed communications revenue increased by 20.9% to NT$ 18.85 billion.
-	International fixed communications revenue decreased by 25.5% to NT$ 2.14 billion.
-	Total operating costs and expenses increased by 2.2% to NT$ 41.73 billion.
-	Net income attributable to stockholders of the parent increased by 3.2% to NT$ 8.35 billion.
-	Basic earnings per share (EPS) was NT$1.08.

Mr. Chi-Mau Shieh, Chairman and CEO of Chunghwa Telecom, said, “We achieved solid results in the third quarter of 2020 as a result of our successful business strategy and the hard work of our employees throughout the company.”

“We are pleased to announce we maintained our leading market position in the mobile business. With the launch of the iPhone 12 in October, we are optimistic to exceed our annual target for 5G service adoption by the year end. To prepare for the expected high demand, we managed to finish construction of more than 3,000 base stations by the end of the quarter. As we continued to migrate subscribers to higher-speed service, we also experienced an uplift in the ARPU of broadband business. MOD maintained its outstanding market position, and we will continue to enrich the content to attract more subscribers. Our ICT project experienced robust growth with an 84.9% revenue increase year over year, and with the ongoing trend in work and study from home, we continued to see strong demand of IDC services, which has driven us to work on our next business expansion.”

“Backed by our clear, strategic focus, strict cost saving measures and strong balance sheet, we remain confident in our ability to achieve healthy and sustainable long-term growth while delivering sustainable value to our shareholders.” Mr. Shieh concluded.

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2020 increased by 2.6% to NT$ 52.17 billion.

Mobile communications revenue for the third quarter of 2020 decreased by 8.5% to NT$ 21.63 billion. This was mainly due to the decrease in handset sales revenue and the decrease in mobile service revenue resulted from market competition, VoIP substitution, as well as the impact of COVID-19 on roaming revenue.

Internet business revenue for the third quarter of 2020 increased by 1.2% to NT$ 7.46 billion.

Domestic fixed revenue for the third quarter of 2020 increased by 20.9% year over year to NT$ 18.85 billion, mainly due to the increase of ICT project revenue driven by the completion of major projects.

International fixed communications revenue decreased by 25.5% to NT$ 2.14 billion.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2020 increased by 2.2% year over year to NT$ 41.73 billion, mainly due to the increase of ICT project costs, which offset the decrease of cost of goods sold and interconnection costs.

Operating Income and Net Income

Income from operations for the third quarter of 2020 increased by 7.1% to NT$ 10.72 billion. The operating margin was 20.6%, as compared to 19.7% in the same period of 2019. Net income attributable to stockholders of the parent increased by 3.2% to NT$ 8.35 billion. Basic earnings per share was NT$1.08.

Cash Flow and EBITDA

Cash flow from operating activities for the third quarter of 2020 increased by 3.9% year over year to NT$ 20.44 billion, mainly due to the increase in the collection of accounts receivable.

Cash and cash equivalents, as of September 30th, 2020, decreased by 26.4% to NT$ 17.71 billion as compared to that as of September 30th, 2019. The decrease was mainly attributable to the payment of concession fees for the 5G frequency spectrum auction, which was partially offset by the increase in short-term bills payable and bonds payable.

EBITDA for the third quarter of 2020 increased by 6.8% to NT$ 20.09 billion. EBITDA margin was 38.51%, as compared to 36.99% in the same period of 2019.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of September 30th, 2020, the number of FTTx subscribers reached 3.63 million, accounting for 83.1% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 11.3% year over year, reaching 1.72 million.

HiNet broadband subscribers decreased by 1.5% year over year to 3.60 million as of September 30th, 2020.

Mobile

As of September 30th, 2020, Chunghwa Telecom had 11.27 million mobile subscribers, representing a 6.0% year-over-year increase.

Fixed line

As of September 30th, 2020, the Company maintained its leading position in the fixed-line market, with a total of 9.96 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

n	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
n

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw